July 31, 2007

Via Fax & EDGAR

Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
Washington DC 20549-5546

Dear Ms Blye:

Re:	Reed Elsevier PLC (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed March 22, 2007
File No. 1-3334

We are writing to respond to the comments set forth in the letter of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) dated June 26, 2007 (the “comment letter”) relating to the above-referenced filing.

In responding to your comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with regard to the filing; and
•	it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter and we have repeated in italics the comments set forth in the comment letter.

1.   It appears from various public media sources that one of your divisions, Reed Exhibitions, has organized exhibitions in which Cuba, Iran and Syria have participated. The referenced countries are identified as state sponsors of terrorism by the US Department of State, and are subject to US economic sanctions and export controls. Please describe for us the nature and extent of any past, current, and anticipated contacts with, those countries, whether through subsidiaries or other direct or indirect arrangements. Describe in reasonable detail the nature and scope of any products and services, including marketing and networking opportunities, you have provided to persons or entities in, or to the governments of, the referenced countries, and any arrangements or commercial arrangements with the governments of those countries or entities controlled by them.

1-3 Strand London WC2N 5JR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelsevier.com

Reed Exhibitions

Reed Exhibitions is a collective term for a group of affiliated legal entities that organise trade shows and conferences internationally with over 450 events in 38 countries, attracting over 90,000 exhibitors and more than 6 million visitors annually. The services provided by Reed Exhibitions companies to exhibitors principally consist of the provision of a stand at an event and the promotion of that event to potential visitors. The events provide marketing and networking opportunities to exhibitors because of the other exhibitors and visitors present. Combined revenues for Reed Exhibitions for the years ended 31 December 2004, 2005 and 2006 were £421 million, £471 million and £522 million respectively.

The US member companies of Reed Exhibitions have not entered into any transactions with persons or entities from Cuba, Iran or Syria (“the referenced countries”) and there have been no exhibitors at Reed Exhibitions shows in the US from those countries. The US member companies of Reed Exhibitions, which do not organise events outside the US, are therefore fully in compliance with US law. Outside the US, other Reed Exhibitions companies have organised a small number of trade shows at which the exhibitors have included persons or entities with correspondence addresses in the referenced countries. In each of the years ended 31 December 2004, 2005 and 2006 the total number of exhibitors (as determined by number of individual stands) from the referenced countries were 31, 27 and 31 respectively (or 0.1% of total exhibitors in each year).

The registration records maintained by Reed Exhibitions indicate that a small number of visitors at shows outside the US have been persons or entities with correspondence addresses in the referenced countries. In each of the years ended 31 December 2004, 2005 and 2006, the number of visitors from the referenced countries is estimated to be fewer than 1,000 (or 0.02% of total visitors).

Revenues from exhibitors and visitors with correspondence addresses in the referenced countries were less than £0.3 million in each of the three years ended 31 December 2004, 2005 and 2006 (or less than 0.1% of annual Reed Exhibition revenues and less than 0.01% of combined Reed Elsevier revenues).

No Reed Exhibitions entity has entered into any commercial arrangements with the governments of the referenced countries, or, as far as we are aware, any entities controlled by them.

Harcourt Education

Harcourt Education is a collective term for a group of affiliated legal entities within Reed Elsevier engaged in educational publishing, principally in the United States, the United Kingdom, Australia, New Zealand and South Africa. Total revenues for Harcourt Education in each of the three years ended 31 December 2004, 2005 and 2006 were £868 million, £901 million and £889 million respectively.

Third party distributors of Harcourt Education product have in the years ended 31 December 2004, 2005 and 2006 sold textbooks and other educational materials to Syria. Harcourt Education revenues from these sales were less than £0.1 million in each of the three years. In addition, the Greenwood-Heinemann division of Harcourt Education Limited in the UK participated in the Tehran Book Fair in 2006 and 2007, generating revenues of approximately

£18,500 and £8,000 respectively. Other transactions by entities within Harcourt Education with the referenced countries were payments (by a US entity) to a textbook illustrator and contributor in Cuba, totalling £300. All transactions between Harcourt Education and the referenced countries are fully in compliance with applicable laws in the relevant jurisdictions. Transactions by US entities of Harcourt Education with persons or entities in the referenced countries are in compliance with US law because such business is exempted from the Office of Foreign Assets Control (OFAC) regulations by the Berman Amendment, which permits commercial transactions involving informational materials.

Elsevier

Elsevier is a collective term for a group of affiliated legal entities within Reed Elsevier engaged in scientific, technical and medical publishing. Total revenues for Elsevier in the three years ended 31 December 2004, 2005 and 2006 were £1.4 billion, £1.4 billion and £1.5 billion respectively.

Non-US companies within Elsevier have identified a total of 7 subscriptions by persons or entities with correspondence addresses in the referenced countries (5 from Iran and 2 from Syria) to electronic editions of journals and electronic databases published by Elsevier. Revenues from subscriptions from these countries were £0.9 million, £2.2 million and £3.2 million for the years ended 31 December 2004, 2005 and 2006, respectively, or less than 0.3% of the revenue of Elsevier for each of those years. These activities do not involve US persons and hence are in compliance with US law. To the extent that the transactions involve intellectual property owned by US companies, the OFAC regulations do not apply as these commercial transactions involve informational materials. All transactions between Elsevier and persons or entities from the referenced countries are fully in compliance with applicable laws in the relevant jurisdictions.

Other Reed Elsevier businesses

Other transactions by Reed Elsevier businesses with persons or entities from the referenced countries are:

•	Subscriptions to publications of Reed Business Information in the UK (RBI UK). RBI UK has 54 active subscribers to its publications with correspondence addresses in Iran and 4 in Syria, generating aggregate annual revenues of less than £6,000. It also has subscribers to its ICIS News and ICIS Pricing services for the oil and chemical industries, and has received delegates to ICIS conferences from the referenced countries, generating total revenues of £150,000 in 2006 and similar amounts in earlier years. These transactions represent less than 0.1% of annual RBI UK revenue, and are fully in compliance with applicable laws.

•	Isolated sales of listings and legal directories totalling less than £60 a year in two non-US entities within LexisNexis.

We anticipate that similar immaterial transactions with persons or entities from the referenced countries are likely to occur in the future.

2. Please discuss the materiality of the contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years for each referenced country. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note particularly certain media reports that Reed Exhibitions organized an arms fair to which Syria was invited and an arms fair at which Iranian companies temporarily set up exhibition stands.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with US-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations or business contacts associated with Cuba, Iran and Syria.

Your qualitative materiality analysis should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, would receive cash or act as intermediaries in connection with your operations and contacts.

The transactions and contacts described in the response to Comment 1 are neither quantitatively nor qualitatively material. Total revenues derived from the referenced countries in each of the years ended 31 December 2004, 2005 and 2006 were less than £4 million, compared with total Reed Elsevier revenues of £4.8 billion, £5.2 billion and £5.4 billion respectively. Due to the immaterial nature of these sales in relation to our overall business, we do not believe that any reasonable investor would deem the existence of these sales important or as an investment risk in making an investment decision. For investors that might view these sales as sensitive, such as the state pension funds referenced in the comment letter, we note that all of the sales have been made in compliance with applicable laws in the jurisdictions in which the relevant businesses are organised and operate. Where sales have been made from the US, they have been made in accordance with applicable OFAC regulations and permitted exemptions relating to the sale of informational materials.

So far as Reed Elsevier is aware, none of the governments of the referenced countries, or persons or entities controlled by those governments received cash or acted as intermediaries in connection with the transactions and contacts described above.

Neither Reed Elsevier PLC nor any of its respective subsidiaries, joint ventures or associates has physical operations or personnel stationed in any currently sanctioned country, nor have they had physical operations or personnel stationed in previously sanctioned countries while the sanctions were in place.

With regard to the media reports specifically referred to in the comment letter:

•	It is correct that delegates from Syria visited the International Defence Exhibition and Conference, which took place in February 2007 in the Abu Dhabi National Exhibition Centre (ADNEC). This show was acquired by a UAE subsidiary of Reed Exhibitions in late 2006 and it was agreed that ADNEC would continue to manage the forthcoming 2007 event. During this period of ADNEC’s management, a delegation from Syria was invited to attend the show by the government of the United Arab Emirates. Reed Exhibitions was not involved in the decision to invite this delegation. The event was conducted fully in compliance with applicable local laws.

•	During the build-up phase of the 2007 Latin America Aerospace and Defence show in Brazil (a period of several days when the stands for the show were being built, prior to any attendees having access to the event), a review by Reed Exhibitions senior management identified that an Iranian company was scheduled to exhibit in contravention of UN Resolutions 1737 (2006) and 1747 (2007). The stand for this company was removed from the show and the event took place without the Iranian company.

3. We are aware of a 2004 news report which represents that the annual Arabian Travel Market exhibition, organized by Reed Travel Exhibitions, is the Middle East’s premier travel and tourism show, with exhibitors from many countries. Identify for us the countries who exhibited in the 2004 exhibition. If Reed Travel Exhibitions has organized this exhibition in subsequent years, please identify for us the countries of parties who exhibited in subsequent years.

Details of the country of origin of exhibitors at the Arabian Travel Market show in 2004, 2005 2006 and 2007 are set out in Appendix 1, and include exhibitors with correspondence addresses in Iran and Syria. The Arabian Travel Market exhibition is conducted fully in compliance with applicable local laws.

Please contact me on 011 44 20 7166 5681 if you wish to discuss the contents of this letter.

Yours sincerely,

Stephen J. Cowden
General Counsel
Reed Elsevier PLC

cc:	Max Webb
Assistant Director
Division of Corporation Finance

Pradip Bhaumik
Attorney – Advisor
Office of Global Security Risk
Division of Corporation Finance

D. Rhett Brandon
Simpson Thacher & Bartlett LLP

Arabian Travel Market Exhibitors	Appendix 1

Country of Origin	2004	2005	2006	2007
	(number of exhibitors)

Algeria	1	0	1	1
Argentina	0	2	1	1
Australia	3	3	0	1
Austria	1	6	1	2
Azerbaijan	0	2	1	1
Bahrain	3	7	4	4
Belgium	0	1	0	0
Brazil	1	1	1	1
Brunei Darussalam	1	3	0	1
Bulgaria	0	0	0	1
Canada	1	1	5	3
Chile	1	0	0	0
China	0	0	0	4
Croatia	0	0	0	2
Cuba	0	0	0	0
Cyprus	3	1	5	6
Czech Republic	2	2	1	1
Egypt	19	9	17	20
Ethiopia	0	0	1	0
Finland	0	0	1	0
France	6	8	5	6
Germany	7	2	11	11
Greece	6	2	4	4
Hong Kong	0	3	0	1
India	9	8	13	21
Indonesia	3	7	2	2
Iran (Islamic Republic of)	2	2	1	1
Ireland	0	0	1	1
Italy	4	3	6	7
Japan	0	0	1	1
Jordan	1	5	1	1
Kazakhstan	0	0	1	1
Kenya	1	2	3	2
Kuwait	8	13	9	9
Lebanon	7	10	10	8
Macau	0	0	0	1
Malaysia	2	6	3	3
Maldives	1	6	1	1
Malta	1	0	1	1
Mauritius	2	2	2	0
Monaco	0	2	0	0
Morocco	0	5	1	0
Myanmar	0	1	0	0

Country of Origin	2004	2005	2006	2007
	(number of exhibitors)

Nepal	1	0	0	0
Netherlands	1	0	0	1
New Zealand	0	3	0	0
Norway	0	0	1	1
Oman	2	1	3	3
Pakistan	1	2	0	2
Palestine	0	0	0	1
Peru	0	0	0	1
Poland	0	0	1	0
Portugal	0	1	0	0
Qatar	2	4	2	3
Russian Federation	1	1	1	2
Saudi Arabia	9	8	13	13
Seychelles	1	1	1	1
Singapore	1	2	2	3
Slovakia	1	0	1	1
South Africa	10	0	16	22
Spain	3	4	5	3
Sri Lanka	1	5	1	1
Swaziland	0	0	0	1
Sweden	1	0	0	0
Switzerland	7	6	8	7
Syria	0	1	1	0
Taiwan	0	0	0	1
Tanzania, United Republic of	1	1	1	2
Thailand	1	18	4	3
Tunisia	0	2	0	0
Turkey	5	1	6	5
Ukraine	1	0	0	1
United Arab Emirates	90	81	129	152
United Kingdom	24	18	22	25
United States	2	5	3	5
Yemen, Republic of	0	1	1	1

Total	262	291	337	392

Summary	2004	2005	2006	2007

Number of exhibitors from referenced countries	2	3	2	1
Percentage of total exhibitors	0.76%	1.03%	0.59%	0.26%

Note: Country of origin of exhibitors is determined by reference to correspondence addresses.